June 23, 2010

VIA EDGAR

Valerie Lithotomos
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)
- Legg Mason Capital Management Research Fund (the “Fund”)
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos:

This letter responds to comments that we received from you by telephone on May 25, 2010 regarding Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-1A that was filed with the Securities and Exchange Commission (“SEC”) on March 16, 2010 (“PEA No. 4”).1  This Post-Effective Amendment concerned the registration of one new series of the Registrant, the Fund.  The responses are reflected in Post-Effective Amendment No. 8 to the Registrant’s registration statement filed with the Securities and Exchange Commission (“SEC”) today, June 23, 2010 (the “PEA”).

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Registrant’s response to the comment.

Prospectus

1.	Comment: Please explain why the Fund has “Research” in its name and whether this is compliant with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Fund is called the “Legg Mason Capital Management Research Fund” because the Fund’s portfolio securities will be selected by a team of investment research analysts employed by the investment adviser.  The Registrant believes the Fund’s name is compliant with Rule 35d-1 under the 1940 Act because it does not believe that “research”

1 Pursuant to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A filed on May 24, 2010, a new effective date of June 24, 2010 has been designated for Post-Effective Amendment No. 4.

June 23, 2010

implies that the Fund focuses its investments in any particular type of investments or industries.  In addition, as discussed with you by telephone on May 25, 2010, several other registered mutual funds include “research” in their names and have similar investment processes to those of the Fund.  From our subsequent conversation on June 8, 2010, we understand that the staff is comfortable with the use of “research” in the Fund’s name.

2.	Comment: Please confirm supplementally that the Fund does not expect to incur interest expenses in the upcoming year.

Response:  The Registrant confirms that it does not expect the Fund to incur interest expenses in the upcoming year.

3.	Comment: Please remove the following language from footnote 1 to the fee table: “actual expenses may vary.” The language is neither permitted nor required by Form N-1A.

Response:  Footnote 1 has been revised as requested.

4.
Comment: Please add risk disclosure regarding large capitalization companies to the “Certain risks” section of the prospectus.  The “Principal investment strategies” section states that the Fund may invest in securities issued by companies of any size.

Response:  Risk disclosure regarding large capitalization companies has been added to the “Certain risks” section of the prospectus.

5.
Comment: The “Certain risks” section describes the “Special risks of companies undergoing reorganization or restructuring.”  If this is a principal risk of the Fund, then the “Principal investment strategies” section should reflect that investing in these entities is one of the Fund’s principal investment strategies.

Response:  No change has been made with respect to this comment.  As described in the “Principal investment strategies” section, the Fund may invest in equity securities issued by companies of any size and by foreign companies.  Although, it is not a principal investment strategy of the Fund to invest in companies that are undergoing reorganization or restructuring, it is possible that some of the companies the Fund invests in may be in such a situation.  The risk is disclosed in the “Certain risks” section because it is associated with the Fund’s investment strategy of investing in equity securities.  Please note that the disclosure has been restructured so that the risks of companies undergoing reorganization or restructuring is now discussed under the heading “Special situations risk.”

June 23, 2010

6.	Comment: Please add risk disclosure regarding junk bonds, derivatives and hedging if they are part of the Fund’s principal investment strategies.

Response:  The risks of junk bonds are described in the “Certain risks–Credit risk” and “More on the fund’s investment strategies, investments and risks–More on the risks of investing in the fund–Credit risk” sections of the prospectus.  The risks regarding derivatives and hedging are described in the “More on the fund’s investment strategies, investments and risks–More on the risks of investing in the fund–Derivatives” section.  Additional disclosure regarding derivatives and hedging risk has been added to the “Certain risks” section of the prospectus.

7.	Comment: Supplementally, please explain why the “Risk of increase in expenses” disclosure is included in the “Certain risks” section.

Response:  The Registrant notes that this disclosure is common to the prospectuses of several other funds in the Legg Mason fund family and has previously been discussed with the SEC staff.  The language is intended to advise shareholders that actual costs of investing in the fund may be higher than those shown in the “Annual fund operating expenses” table.  The Registrant believes this disclosure is advisable and appropriate given recent market events.

8.
Comment: The “Risk of increase in expenses” disclosure states the following: “net assets are more likely to decrease and fund expense ratios are more likely to increase when markets are volatile.”  What asset level does the “Annual fund operating expenses” table assume?

Response:  The “Annual fund operating expenses” table assumes an asset level of $25 million for the Fund.  To clarify that the “Annual fund operating expenses” table is based on estimated asset levels, the Registrant has revised the “Risk of increase in expenses” disclosure as follows:

Risk of increase in expenses. Your actual costs of investing in the fund may be higher than the expenses shown in “Annual fund operating expenses” for a variety of reasons.  For example, expense ratios may be higher than those shown if a fee limitation is changed or terminated or if average net assets ~~decrease~~are lower than estimated.  Net assets are more likely to decrease and fund expense ratios are more likely to increase when markets are volatile.

June 23, 2010

9.
Comment: The “More on the fund’s investment strategies, risks and investments–Equity Investing” section states that the Fund may invest in securities of other investment companies.  Please explain why the “Principal investment strategies” section does not state that the Fund can invest in securities of other investment companies.

Response: No change has been made with respect to this comment.  In accordance with Form N-1A, Item 4(a), the “Principal investment strategies” section summarizes the Fund’s investment strategies, including that the Fund “invests primarily in equity securities.”  Additional detail regarding what the Fund considers to be an “equity security” is provided in the “More on the fund’s investment strategies, risks and investments–Equity Investing” section.  As described in this section, the Fund considers securities of other investment companies to be equity securities.

10.	Comment: Supplementally, please state what percentage of assets the Fund intends to invest in foreign securities and emerging market securities.

Response: The Registrant currently anticipates that the Fund will not invest more than 25% of its total assets in foreign securities or more than 5% of its total assets in emerging markets securities.

11.	Comment: Please separate principal from non-principal investment strategies.

Response: The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A.  The Fund’s principal investment strategies and risks are described in the statutory prospectus in the “More on the fund’s investment strategies, investments and risks” section.  The Registrant does not believe that breaking the section into two additional subsections would be useful to the investor when the principal strategies and risks are already summarized in the summary prospectus.

Statement of Additional Information (“SAI”)

12.	Comment: Please state the limit on the Fund’s investment in reverse repurchase agreements.

Response:  The SAI has been amended to include the following statement:

As a non-fundamental policy, Research Fund will not engage in reverse repurchase agreements if its total borrowings exceed 33-1/3% of its total assets.

June 23, 2010

13.
Comment: Please state the Fund’s limit on each of the following: (a) investing in repurchase agreements and (b) loaning the Fund’s portfolio securities to financial institutions or institutional investors.

Response:

(a) Repurchase Agreements. The “Investment Strategies and Risks–Repurchase Agreements” section of the SAI states: “When cash is temporarily available, or for temporary defensive purposes, each fund may invest without limit in repurchase agreements and money market instruments, including high-quality short-term debt securities.”  The Fund’s investments in repurchase agreements is limited by SEC guidelines that state that repurchase agreements must be fully collateralized.  As such, the Fund’s SAI states:

When a fund enters into a repurchase agreement, it will obtain as collateral from the other party securities equal in value to at least the repurchase amount including the interest factor.  Such securities will be held for that fund by a custodian bank or an approved securities depository or book-entry system.

(b) Loaning the Fund’s Portfolio Securities. The “Investment Strategies and Risks–Securities Lending” section of the SAI states: “Each fund presently does not intend to lend more than 5% of its portfolio securities at any given time.”

14.
Comment: The SAI states the following: “Each fund may only change to non-diversified status with the affirmative vote of the fund’s shareholders.” Please disclose in the SAI what percentage vote is needed.

Response:  The SAI has been revised as follows:

Each fund may only change to non-diversified status with the ~~affirmative vote~~approval of the fund’s shareholders.  Under the 1940 Act, such approval requires the affirmative vote (a) of 67% or more of the voting securities present at an annual or special meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present or represented by proxy, or (b) of more than 50% of the outstanding voting securities of the fund, whichever is less.

June 23, 2010

15.
Comment: Please change the word “invest” in the Fund’s non-fundamental policy on illiquid securities to “hold” so that the policy reads: “The fund may hold up to 15% of its net assets in illiquid securities.”

Response:  No change has been made with respect to this comment.  The Fund’s non-fundamental policy on illiquid securities is identical to several other funds in the Legg Mason fund family.  The Registrant prefers to keep the policy consistent with that of the other funds.

Exhibits

16.	Comment: Please confirm that you will file the Fund’s Investment Advisory and Management Agreement in a 485(b) filing for the Registrant.

Response:  A form of the Fund’s Investment Advisory and Management Agreement was filed as an exhibit to PEA No. 4.  The final agreement will be filed as an exhibit to the PEA.

17.	Comment: Please confirm that you will file the opinion and consent of counsel regarding the legality of the securities being registered in a 485(b) filing.

Response:  The opinion and consent of counsel regarding the legality of the securities being registered will be filed as exhibits to the PEA.

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If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9405, Ndenisarya Bregasi at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/ Michelle Y. Mesack

Michelle Y. Mesack